Mail Stop 4561

May 7, 2009

By U.S. Mail and facsimile to (413)452-5281

Robert A. Massey
Senior Vice President and Treasurer
Hampden Bancorp, Inc.
19 Harrison Ave.
Springfield, MA 01102

  Re: Hampden Bancorp, Inc.
     Form 10-K for Fiscal Year Ended June 30, 2008
     Form 10-Q for Fiscal Quarters Ended September 30 and December 30, 2008
     File No. 1-33144

Dear Mr. Massey:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kevin W. Vaughn
        Branch Chief